Exhibit 99.1

Annual General Meeting and Separate Meeting
of Ordinary Shareholders, London 13 May 2009
Chairman’s Letter and
Notices of Meetings

Unilever House, 100 Victoria Embankment, London EC4Y 0DY
Telephone 020 7822 5252 Facsimile 020 7822 5951
This document is important and requires your immediate attention. If you are in any doubt as to what action you should take you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other professional adviser under the Financial Services and Markets Act 2000 as soon as possible. If you have sold or otherwise transferred all of your shares, please pass this document to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

Michael Treschow	26 March 2009
Chairman
Dear shareholder,
It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (AGM) and of the separate Meeting of Ordinary Shareholders. A separate Meeting of Ordinary Shareholders, which will take place immediately after the AGM, is required because this year, in order to facilitate payment of quarterly dividends from 2010 onwards, we are proposing an amendment to the Equalisation Agreement between Unilever PLC and Unilever N.V. Both meetings will be held on Wednesday 13 May 2009 at our usual venue, the Queen Elizabeth II Conference Centre in Westminster, London SW1. The AGM will start at 11:00am.
At the AGM, Paul Polman, the Chief Executive Officer, will be giving a full report on the progress of the business in 2008. As you will recall, Paul was elected to the Board as an Executive Director in October 2008 and succeeded Patrick Cescau as Chief Executive Officer from the beginning of 2009.
This year marks the retirement of David Simon as a Non-Executive Director at the end of our 2009 AGMs after three terms of three years. During that time he has served as our Vice Chairman, Senior Independent Director and Chairman of our Nomination and Remuneration Committees.
On behalf of the Board, I take this opportunity to thank him for his contribution, wise counsel and service since 2000. It is intended that David will be succeeded in these roles by Jeroen van der Veer, with effect from the conclusion of the 2009 AGMs.
During 2008 and 2009, we continued our search to strengthen your Board. Having identified Louise Fresco, Ann Fudge and Paul Walsh, we are delighted that they have agreed to join your Board. All are distinguished in their respective fields and will further strengthen the expertise and independence of your Board, as well as broadening its diversity. They will all be proposed for election as Non-Executive Directors at the AGMs in May 2009. Their biographies are included on page 7 of this Notice.
As announced on 5 February 2009 and mentioned above, at the AGM and the separate Meeting of Ordinary Shareholders immediately following the AGM, we will be proposing resolutions to authorise the Directors to modify the Equalisation Agreement between Unilever PLC and Unilever N.V. to facilitate the payment of quarterly dividends from 2010 onwards. This will allow us to change to a simpler and more transparent dividend practice for the Unilever group.

Unilever PLC
Registered in England and Wales No 41424. Registered office: Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom

These changes will result in more frequent payments to shareholders. It will also better align dividend payouts with the cash flow generation of the business.
Furthermore, at the AGM this year, as well as conducting the usual formal business covering issues such as allotment and repurchase of shares and the approval of the Directors’ Remuneration Report (which will be generally familiar to you), we are also proposing additional resolutions regarding political donations and expenditure and the convening of general meetings on 14 days’ notice (a change made necessary by the EU Shareholder Rights Directive which will be implemented in the UK in August 2009). Full explanations of all proposed resolutions are set out in the explanatory notes to the Notice.
Given that the EU Shareholder Rights Directive will not be implemented in the UK until August 2009, it is not now our intention to amend the Company’s Articles of Association at this AGM (as was indicated in last year’s AGM Notice). We will review this during 2009 and would expect to ask shareholders to adopt a new set of Articles of Association reflecting the provisions of the Companies Act 2006 which will come into effect in October 2009 and the EU Shareholder Rights Directive at our 2010 AGM.
Your Board believes that all the proposals to be put to you at the meetings are in the best interests of the Company and shareholders as a whole. Accordingly, the Board unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in the Company.
We welcome questions at the AGM on all of the above issues and on any other topics relevant to our business. If you would like to be assured of the fullest possible response, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue.
Enclosed with this letter you will find the Notice of each of the meetings being convened (together with the Explanatory Notes), and Proxy Forms. Shareholders will also have received applicable 2008 year end documents or have been notified of their availability on our website at www.unilever.com/investorrelations
Shareholders wanting to complete and submit their Proxy Forms electronically can do so via www.unilever.com/shareholderservices I would encourage those of you familiar with the internet to try this facility, and details can be found on the back of your Proxy Forms.
Institutional investors are able to cast their votes using CREST electronic Proxy voting.
All your votes are important to us and I would urge you to complete and return the Proxy Forms in good time, and in any event by no later than 11.00am on 11 May 2009 in respect of the AGM and by no later than 12 noon on 11 May 2009 in respect of the separate Meeting of Ordinary Shareholders.
I look forward to meeting as many of you as possible on 13 May 2009.
Yours sincerely,
Michael Treschow

Unilever Chairman’s Letter and Notices of Meetings 2009     2

Unilever PLC Notice of Annual General Meeting 2009

Notice is hereby given that the Annual General Meeting of Unilever PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am on Wednesday 13 May 2009 to transact the following business:
Report and Accounts for the year ended 31 December 2008
1	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2008, together with the Directors’ Report and the Auditors’ Report.
Approval of the Directors’ Remuneration Report for the year ended 31 December 2008
2	To consider and, if thought fit, approve the Directors’ Remuneration Report for the year ended 31 December 2008 included within the Annual Report and Accounts 2008.
Declaration of dividend
3	To declare a dividend on the Ordinary shares.
Re-election of Executive Directors
To re-elect as Directors:
4	Mr J A Lawrence

5	Mr P G J M Polman
Re-election of Non-Executive Directors
To re-elect as Directors:
6	The Rt Hon The Lord Brittan of Spennithorne QC, DL

7	Professor W Dik

8	Mr C E Golden

9	Dr B E Grote

10	Mr N Murthy

11	Ms H Nyasulu

12	Mr K J Storm

13	Mr M Treschow

14	Mr J van der Veer
Election of Non-Executive Directors
To elect as Directors:
15	Professor L O Fresco

16	Ms A M Fudge

17	Mr P Walsh
Re-appointment and remuneration of Auditors
18	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

19	To authorise the Directors to fix the remuneration of the Auditors.
Directors’ authority to issue shares
20	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT the Directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £13 290 000 provided that this authority shall expire at the close of business on 30 June 2010 or, if earlier, at the conclusion of next year’s Annual General Meeting save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired, and that this resolution shall cancel and replace the corresponding resolution passed at the last annual general meeting of the Company.
Disapplication of pre-emption rights
21	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, subject to the passing of the previous resolution, the Directors be and are hereby given power pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution or, where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the said Act, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:
(a)	to the allotment of equity securities in connection with a rights issue in favour of Ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of all Ordinary shareholders are proportionate (as nearly as may be) to the respective number of Ordinary shares held by them subject only to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares being represented by depositary receipts, the requirements of any regulatory body or stock exchange, or any other matter; and

(b)	to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £2 000 000;

and shall expire at the close of business on 30 June 2010 or, if earlier, at the conclusion of next year’s Annual General Meeting save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

3      Unilever Chairman’s Letter and Notices of Meetings 2009

Company’s authority to purchase its own shares
22	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, pursuant to Article 65 of the Articles of Association, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary shares of 3 1/9 pence each in the capital of the Company, subject to the following conditions:
(a)	the maximum number of shares which may be hereby purchased is 131 million shares;

(b)	the minimum price, exclusive of expenses, which may be paid for each share is 3 1/9 pence;

(c)	the maximum price, exclusive of expenses, which may be paid for each share is not more than the higher of (1) five per cent above the average of the middle market quotations for the Ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days before the day on which the purchase is made; and (2) that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC No. 2273/2003); and

(d)	the authority conferred by this resolution shall, unless renewed prior to such time, expire at the conclusion of the next Annual General Meeting of the Company or on 30 June 2010 (whichever is earlier), save that the Company may before such expiry enter into any contract under which a purchase of Ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase Ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.
Political Donations and Expenditure
23	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT, in accordance with Section 366 of the Companies Act 2006 (“the Act”), the Company and all companies that are its subsidiaries at any time during the period for which this resolution is effective be and are hereby authorised to:
(a)	make political donations (as such term is defined in section 364 of the Act) to political parties to which Part 14 of the Act applies, and independent election candidates to whom Part 14 of the Act applies, not exceeding £100 000 in aggregate in any financial year;

(b)	make political donations (as such term is defined in section 364 of the Act) to political organisations to which Part 14 of the Act applies, other than political parties to which Part 14 of the Act applies, not exceeding £100 000 in aggregate in any financial year; and

(c)	to incur political expenditure (as such term is defined in section 365 of the Act) not exceeding £100 000 in aggregate in any financial year,

in each case during the period beginning with the date of passing this resolution and ending at the conclusion of the next Annual General Meeting or 30 June 2010 (whichever is earlier).
Notice period for General Meetings
24	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT a general meeting other than an annual general meeting may be called on not less than 14 days’ clear notice.
Amendment of Equalisation Agreement
25	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT the Directors be authorised to agree to modify the Agreement dated 28 June, 1946 (as amended by Supplemental Agreements dated 20 July, 1951, 21 December, 1981 and 15 May, 2006) with Unilever N.V. of the Netherlands known as the Equalisation Agreement by replacing the definition of relevant rate of exchange with the following definition:

“RELEVANT RATE OF EXCHANGE” shall mean the rate of exchange as determined by the Dutch Company and the English Company in such manner as they shall deem appropriate between the currency or currencies in which dividends are to be paid on the Ordinary Share Capital of the Dutch Company and the currency or currencies in which dividends are to be paid on the Ordinary Share Capital of the English Company on the day which is one day prior to the date on which such dividends are to be declared or resolved to be recommended or if it is not in the opinion of the Dutch Company and the English Company practicable to determine a representative rate of exchange on that day on the next earlier day on which it is in their opinion practicable to determine a representative rate of exchange.

and to make certain other minor consequential modifications as reflected in the form of Equalisation Agreement Amendment Agreement produced to the meeting and for the purposes of identification signed by the Chairman thereof (subject to any non-material changes as may be approved by the Director(s) executing the Equalisation Agreement Amendment Agreement).
By order of the Board

S H M A Dumoulin
Secretary	26 March 2009

Unilever Chairman’s Letter and Notices of Meetings 2009     4

Explanatory notes to the Notice of Annual General Meeting 2009

1.	Members of the Company will have the right to attend and vote at the AGM. Registration will start at 10.15am, when tea and coffee will be served.

2.	A member of the Company who is unable or does not wish to attend the AGM is entitled to appoint one or more proxies to exercise all or any of his/her rights to attend and to speak and vote on his/her behalf at the meeting. A Proxy need not be a member of the Company. A Proxy Form which may be used to make such appointment and give Proxy instructions accompanies this Notice of Meeting. If you do not have a Proxy Form and believe that you should have one, or if you require additional forms, please contact Computershare Investor Services PLC on 0870 600 3977. You can only appoint a Proxy using the procedures set out in these notes and the notes to the Proxy Form.

3.	A member may appoint more than one Proxy in relation to the AGM provided that each Proxy is appointed to exercise the rights attached to a different share or shares held by that member. To do this, that member must complete a separate Proxy From for each Proxy. Members can copy their original Proxy Form, or additional Proxy Forms can be obtained from Computershare Investor Services PLC on 0870 600 3977. A member appointing more than one Proxy should indicate the number of shares for which each Proxy is authorised to act on his or her behalf and place an ‘X’ in the box provided on the Proxy Form to confirm the instruction is one of a multiple.

4.	To be valid, any Proxy Form must be received by hand or by post at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, no later than 11.00am on 11 May 2009.

5.	As an alternative to completing the hard-copy Proxy Form, a member can appoint a Proxy electronically by logging on to www.unilever.com/shareholderservices clicking on AGM & Voting and selecting the electronic voting option. To do this, a member will need the Shareholder Reference Number (SRN), Control Number and five-digit PIN shown on the front of the Proxy Form. Electronic Proxy appointments must be received, in accordance with the instructions on the web site, by no later than 11.00am on 11 May 2009. Please note that an electronic communication in respect of the appointment of a Proxy which contains a computer virus may not be accepted. The Company will try to inform the shareholder in question of a rejected communication and will try to ensure that its outgoing electronic communications are, as far as reasonably practicable, virus free.

6.	In the case of a member which is a company, the Proxy Form must be executed under its common seal or be signed on its behalf by an attorney or officer duly authorised. All signatories must state their capacity (e.g. director, secretary).

7.	Any power of attorney or any other authority under which the Proxy Form is signed (or a copy of such authority certified notarilly) must be included with the Proxy Form.
8.	A ‘Vote withheld’ is not a vote in law, which means that the vote will not be counted in the proportion of votes ‘For’ and ‘Against’ the resolution. A member who does not give any voting instructions in relation to the resolution should note that his/her Proxy will have authority to vote or to withhold a vote on the resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to the resolution) which properly comes before the AGM as he/she thinks fit.

9.	The return of a completed Proxy Form, other such instrument or any CREST Proxy Instruction (as described in paragraphs 10 to 13 below) will not prevent a member from attending the AGM and voting in person if he or she wishes to do so, in which case any instructions given to a Proxy will be ineffective.

10.	CREST members who wish to appoint a Proxy or proxies through the CREST electronic Proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11.	In order for a Proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with the specifications of Euroclear UK and Ireland Limited (CRESTCo), and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a Proxy or is an amendment to the instruction given to a previously appointed Proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID number 3RA50) by the latest time for receipt of Proxy appointments specified in this Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

12.	CREST members and, where applicable, their CREST sponsors, or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

5      Unilever Chairman’s Letter and Notices of Meetings 2009

13.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14.	Any or all joint holders of shares may attend the AGM, although only one holder may vote in person or by Proxy. In the case of joint holders, where more than one of the joint holders purports to appoint a Proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

15.	If two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

16.	Any person to whom this Notice of Meeting is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a Proxy for the AGM. If a Nominated Person has no such Proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 2 and 3 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.

17.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company at close of business on 11 May 2009 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the AGM. If the AGM is adjourned, the Company specifies that only shareholders entered on the Company’s register of members not later than 48 hours before the time fixed for the adjourned meeting shall be entitled to attend and vote at the meeting.
18.	Voting on the resolutions will be conducted by way of a poll rather than on a show of hands. This is a more transparent method of voting as shareholder votes are to be counted according to the number of shares held. This will ensure an exact and definitive result.

19.	In order to facilitate voting by corporate representatives at the AGM, arrangements will be put in place at the AGM so that (i) if a corporate shareholder has appointed the Chairman of the AGM as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the AGM, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the AGM but the corporate shareholder has not appointed the Chairman of the AGM as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

20.	You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Chairman’s letter and Proxy Form) to communicate with the Company for any purposes other than those expressly stated.

Unilever Chairman’s Letter and Notices of Meetings 2009     6

Explanatory Notes to the Business of the Annual General Meeting 2009
Report and Accounts for the year ended 31 December 2008 (resolution 1)
The Directors must lay the Company’s Accounts, the Directors’ Report and the Auditors’ Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts and the Directors’ Report, and the Auditors have prepared their Report.
Approval of Directors’ Remuneration Report (resolution 2)
The Directors must include specified information within their Remuneration Report in accordance with the Directors’ Remuneration Report Regulations 2002. The Directors’ Remuneration Report for the year ended 31 December 2008 has been prepared accordingly and approved by the Directors. The Directors’ Remuneration Report is included within the Unilever Report and Accounts 2008 with a summary in the Unilever Summary Financial Statement 2008, copies of which are available on Unilever’s website at www.unilever.com/investorrelations Members must, under the regulations, be given the opportunity to approve it. While the vote is advisory, it will be taken into account when considering the future operation and development of the Company’s remuneration policy.
Declaration of dividend (resolution 3)
The final dividend for the year must be approved by the members. The amount to be declared as a final dividend may not exceed the amount recommended by the Directors, which is 40.19p per Ordinary share of 3 1/9p. If approved, the final dividend will be paid on 18 June 2009 to shareholders on the Register of Members at 22 May 2009.
Re-election of Executive Directors (resolutions 4 and 5)
Unilever PLC’s Articles of Association require the annual retirement of its Directors. Jim Lawrence and Paul Polman are proposed for re-election. Biographical details for Jim Lawrence and Paul Polman can be found on page 22 of Unilever’s Annual Review 2008 and on page 18 of the Unilever Annual Report and Accounts 2008, copies of which are available on Unilever’s website at www.unilever.com/investorrelations
Jim Lawrence and Paul Polman are also being proposed for re-election to the Board of Unilever N.V. The resolution to re-elect a proposed candidate as an Executive Director shall be subject to and become effective on the passing of the resolution approving his re-appointment as an Executive Director at the Unilever N.V. AGM on 14 May 2009 (or at any adjournment thereof).
Re-election of Non-Executive Directors (resolutions 6 to 14)
Unilever PLC’s Articles of Association require the annual retirement of its Directors. All the existing Non-Executive Directors are proposed for re-election, except David Simon who will retire from the Board at the conclusion of the Unilever N.V. AGM on 14 May 2009 (or at any adjournment thereof).
Biographical details concerning each of the Non-Executive Directors proposed for re-election can be found on pages 22 and 23 of Unilever’s Annual Review 2008 and on pages 18 and 19 of the Unilever Annual Report and Accounts 2008, copies of which are available on Unilever’s website at www.unilever.com/investorrelations The Board has determined that, in its judgement, all the Non-Executive Directors being proposed for re-election are independent. Leon Brittan has served on the Unilever Board since 2000. The UK Combined Code on Corporate Governance suggests that length of tenure is a factor to consider when determining independence of a non-executive director and provides that a non-executive director who serves more than nine years should be subject to particularly rigorous review. In light of this, a particularly rigorous annual performance review was conducted and it was concluded that Leon Brittan continues to demonstrate the essential characteristics of independence expected by the Board.
The Board is satisfied that all Non-Executive Directors being proposed for re-election continue to perform effectively and demonstrate commitment to their roles. They are each chosen for their broad and relevant experience and international outlook.
The same persons are being proposed for re-election as Non-Executive Directors of Unilever N.V. The resolution to re-elect a proposed candidate as a Non-Executive Director shall be subject to and become effective on the passing of the resolution approving his or her re-appointment as a Non-Executive Director at the Unilever N.V. AGM on 14 May 2009 (or at any adjournment thereof).
Election of Non-Executive Directors (resolutions 15-17)
Louise Fresco, Ann Fudge and Paul Walsh are being proposed as Non-Executive Directors.
Biographical details for each are set out below. More extensive biographies are also available on Unilever’s website at www.unilever.com/investorrelations
Louise O. Fresco
Nationality: Dutch. Age: 57.
Professor Louise Fresco is Professor of International Development and Sustainability at the University of Amsterdam and a visiting Professor at Stanford University. She is, amongst other things, a Supervisory Director of Rabobank, a Crown appointed member of the Social and Economic Council of the Netherlands and a Trustee of the Roosevelt Academy. From 1997 to 2006, she held various positions at the Food and Agriculture Organization (FAO) of the United Nations, including that of Assistant Director-General, Agriculture Department.
Ann M. Fudge
Nationality: American. Age: 57.
Ann Fudge is a Non-Executive Director at Novartis AG and at General Electric Co. Ms. Fudge served as the Chairman and Chief Executive Officer of Young & Rubicam Brands from 2003 to 2006. Prior to joining Young & Rubicam, Ms. Fudge worked at General Mills and at Kraft Foods, where she served in a number of senior management positions including President of Beverages, Desserts and Post Cereal Division. Ms. Fudge is an Honorary Director of Catalyst and a Director of The Rockefeller Foundation and is on the Board of Overseers of Harvard University.
Paul Walsh
Nationality: British. Age: 53.
Paul Walsh is Chief Executive Officer of Diageo plc, a Non-Executive Director of FedEx Corporation, and also a Non-Executive Director of Centrica plc. He is a member of the Business Council for Britain, and Chairman of the Scotch Whisky Association. Paul Walsh served in a number of management roles within GrandMet, which he joined in 1982, including Chief Executive Officer of the Pillsbury Company. He was appointed to the GrandMet Board in 1995, which in 1997 merged with Guinness UDV to become Diageo. He became Chief Executive Officer of Diageo in September 2000 following a short period as Chief Operating Officer.
The Board has determined that, in its judgement, all the Non-Executive Director candidates are independent.
Louise Fresco, Ann Fudge and Paul Walsh are also being proposed for election as Non-Executive Directors of Unilever N.V. and these resolutions will only become effective if agenda items 16 to 18 as set out in the Notice of Annual General Meeting of Unilever N.V. to be held on 14 May 2009 in Rotterdam, The Netherlands or any adjournment thereof are approved.
Their fees will consist of the basic Non-Executive Director fee of €45 000 plus £31 000.
Re-appointment of Auditors (resolution 18)
At each meeting at which Accounts are laid before the members, the Company is required to appoint Auditors to serve until the next such meeting.

7     Unilever Chairman’s Letter and Notices of Meetings 2009

Remuneration of Auditors (resolution 19)
This resolution gives authority to the Directors to determine the Auditors’ remuneration, which is then disclosed in the next Accounts of the Company.
Directors’ authorities to issue shares (resolution 20)
Renewal of this authority is sought at the AGM each year. Section 80 of the Companies Act 1985 provides that the Directors may not issue new shares without shareholder approval. The purpose of this resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13 290 000 in new shares at their nominal value (representing 427 178 571 Ordinary shares). At 24 March 2009, being the last practicable date prior to the publication of the Notice of this Meeting, this represented approximately 33% of the Company’s issued Ordinary share capital (calculated exclusive of treasury shares).
The authority sought under this resolution will expire at the earlier of the close of business on 30 June 2010 (the last date by which the Company must hold an AGM in 2010) or the conclusion of the AGM of the Company held in 2010.
The Directors have no present intention to exercise the authority sought under this resolution.
As at the date of this Notice, 26 696 994 Ordinary shares are held by the Company in treasury. This amount represents approximately 2.08% of the issued Ordinary share capital (excluding treasury shares) of the Company as at 24 March 2009, the latest practicable date prior to publication of this Notice.
Disapplication of pre-emption rights (resolution 21)
Renewal of this authority is sought at the AGM each year. Under the Companies Act 1985 shareholders have ‘rights of pre-emption’ in relation to the issue of new shares: that is to say, the shares must be offered first to the existing shareholders in proportion to their holdings. Under Section 89 of the Act the Directors require the authority of the shareholders if they wish to disapply these rights. In the case of a rights issue, there could be legal, regulatory or practical difficulties in issuing new shares to some shareholders, particularly those resident overseas, and part (a) of this resolution permits the Directors to make the appropriate exclusions or arrangements to deal with this.
In addition, there may be circumstances when the Directors consider it in the best interests of the Company to issue shares to another party or parties without first offering them to existing shareholders, for example, to finance a business opportunity. Part (b) of this resolution gives them authority to do so, up to a limit of £2 000 000 in new shares at their nominal value, which at 24 March 2009 (being the last practicable date prior to the publication of the Notice of this Meeting) was approximately 5% of the Company’s issued Ordinary share capital.
In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling 3-year period where the Principles provide that usage in excess of 7.5% should not take place without prior consultation with shareholders.
The authority will expire at the earlier of 30 June 2010 (the last date by which the Company must hold an AGM in 2010) or the conclusion of the AGM of the Company held in 2010.
Company’s authority to purchase its own shares (resolution 22)
Renewal of this authority is also sought at the AGM each year. The Directors believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out any share buy back programme. The Directors will only buy back shares under such a programme when they consider that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally.
The resolution specifies the maximum number of shares which may be acquired (which at 24 March 2009 represented just under 10% of the Company’s issued capital) and the maximum and minimum prices at which they may be bought.
The purchase of shares by the Company under this authority would be carried out by a purchase in the market, and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless they were held as ‘treasury shares’, in which case they could be held in the name of the Company pending resale. The Company would consider holding any of its own shares that it purchases pursuant to the authority conferred by this resolution as treasury shares. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base.
Trusts of Viscount Leverhulme (founder of the company that became Unilever PLC) own four classes of special shares in Margarine Union (1930) Limited (a subsidiary of Unilever PLC). One of these classes of share can be converted at the end of the year 2038 into 70 875 000 PLC Ordinary shares of 3 1/9p each. As at 24 March 2009 this represents 5.5% of Unilever PLC’s issued ordinary capital (excluding treasury shares). If the full authority to buy back shares is used (being the purchase of 131 000 000 ordinary shares), the options would represent 6.15% of Unilever PLC’s issued ordinary capital (excluding treasury shares).
Political Donations and Expenditure (resolution 23)
Part 14 of the Companies Act 2006 (the “2006 Act”) imposes restrictions on companies making political donations to (i) political parties, (ii) other political organisations and (iii) independent election candidates and on incurring political expenditure (as defined in the 2006 Act) without shareholders’ consent. It is the policy of the Company not to make such political donations and the Directors have no intention of changing that policy. However, as the definitions used in the 2006 Act are broad, it is possible that normal business activities, which might not be thought to be political expenditure in the usual sense, could be caught. On that basis, the authority is being sought purely as a precaution. The Board of Unilever PLC has confirmed that in line with its policy the Company does not make political donations or incur political expenditure within the ordinary meaning of those words and that it has no intention of doing so.
Notice period for General Meetings (resolution 24)
This resolution is required to reflect the proposed implementation in August 2009 of the EU Shareholder Rights Directive. The regulation implementing this Directive will increase the notice period for general meetings of the Company to 21 days. The Company is currently able to call general meetings (other than annual general meetings) on 14 days’ clear notice and would like to preserve this ability. In order to be able to do so after August 2009, shareholders must have approved the calling of meetings on 14 days’ notice. Resolution 24 seeks such approval. The approval will be effective until the Company’s next AGM, when it is intended that a similar resolution will be proposed. The Company will also need to meet the requirements for electronic voting under the Directive before it can then call a general meeting on 14 days’ notice after 3 August 2009.
Amendments to Equalisation Agreement (resolution 25)
Unilever’s policy is to seek to pay an attractive, sustainable and growing dividend to shareholders. We propose to change to a simpler and more transparent dividend practice for the Unilever group. These changes will result in more frequent payments to shareholders, and better align the payments with the cash flow generation of the business.
The proposed changes will simplify the dividend mechanics. There will be one dividend calendar for all listings in London, Amsterdam and New York, with four quarterly dividend payments to shareholders per calendar year. Each quarterly dividend will be announced with the quarterly results, with payment dates in March, June, September and December respectively.

Unilever Chairman’s Letter and Notices of Meetings 2009     8

All dividends will be determined in Euros, which is our reporting currency. The Euro dividend amount will be converted into equivalent Sterling and US Dollar amounts using the spot rates of exchange two days before the announcement date.
We intend to use the daily exchange rates issued by the European Central Bank as the basis for conversion of Euro dividends into equivalent Sterling and US Dollar dividend amounts. These equivalent Sterling and US Dollar dividend amounts may vary each quarter due to foreign exchange rate fluctuations.
Currently Unilever pays an interim dividend in December, equal to 35% of the prior year total dividend, and a final dividend in June of the following year. The interim dividend is set in the stronger of the two currencies (Euros or Sterling) and converted into the other currency based on the average rate for the third quarter. The final dividend is translated between Euros and Sterling using an annual average rate. The US Dollar equivalents are set based on the spot rate on the day before announcement for the interim dividend and on the day of the Unilever AGMs for the final dividend.
The total amount of Euro dividend available for payment to shareholders in 2009 and 2010 will not be affected by these changes in dividend mechanics, although the payment pattern and exchange rate convention will be different. From 2010 onwards, this will create a simpler and more transparent dividend practice for the Unilever group.
If approved, the new exchange rate convention will become effective immediately after the Unilever AGMs. Accordingly, the 2009 interim dividend will be determined in Euros and subsequently converted into equivalent Sterling and US Dollar amounts using spot rates of exchange on 3 November 2009. It is intended that the 2009 interim Euro dividend will be at least 35% of the prior year total Euro dividend.
The new quarterly dividend calendar will become effective from 1 January 2010.
In order to facilitate the change from current practice to the new practice it is necessary to make certain amendments to the Equalisation Agreement between Unilever PLC and Unilever N.V. to change the rate of exchange which is used to equalise dividends paid in Sterling and dividends paid in Euro. It is therefore proposed that the existing definition of the rate of exchange be replaced with a new definition providing for all currency conversions for equalisation purposes to be made at spot rates of exchange one day before dividends are declared or resolved to be recommended which will, based on current practice, be two days before those dividends are announced and that certain other minor consequential modifications be made, as reflected in the form of Equalisation Agreement Amendment Agreement produced to the meeting. Unilever will retain the flexibility under the Equalisation Agreement and the Articles of Association to make changes to its dividend practice from time to time.
Resolution 25 authorises the Directors to amend the Equalisation Agreement. The amendments will only become effective if the amendment agreement is executed on behalf of both Unilever PLC and Unilever N.V. The Directors will only proceed to execute the amendment agreement if they are authorised to do so by the passing of resolution 25 and the passing of the resolution at the separate Meeting of Ordinary Shareholders. In addition, the amendment agreement will only be executed on behalf of Unilever N.V. if resolutions 23 set out in the notice of Unilever N.V. AGM including an integrated meeting of ordinary shareholders scheduled for 14 May 2009, to be held in Rotterdam, are passed. The notice for the Unilever N.V. AGM will be available at www.unilever.com/AGM from 26 March 2009.
Share capital
As at 24 March 2009 (being the last practicable date prior to the publication of the Notice of this Meeting) the total number of issued Ordinary shares was 1 310 156 361. Unilever PLC holds 26 696 994 Ordinary shares in Treasury, and therefore the total number of voting rights for the Ordinary shares is 1 283 459 367. The total number of Deferred shares was 100 000 (representing 3 214 285 voting rights).
Documents for inspection
Copies of the Directors’ service contracts (or, where applicable, letters of appointment) and copies of the existing Equalisation Agreement and Equalisation Agreement Amendment Agreement, are available for inspection at Unilever’s offices at Unilever House, 100 Victoria Embankment, London EC4Y 0DY, from the date of this Notice of AGM until the close of the AGM (or, in the case of the Equalisation Agreement and Equalisation Agreement Amendment Agreement, until the close of the Meeting of Ordinary Shareholders). They are available during normal business hours on any weekday (excluding public holidays) and at the place of the AGM from at least 15 minutes before the AGM until the close of the Meeting of Ordinary Shareholders. The Equalisation Agreement and Equalisation Agreement Amendment Agreement can be found on our website at www.unilever.com/AGM
Recommendation
The Board believes that the proposals set out in the Notice of Meeting are in the best interests of the Company and shareholders as a whole. Accordingly, the Board unanimously recommend that you vote in favour of each resolution, as they intend to do themselves in respect of their own shares in the Company.

9      Unilever Chairman’s Letter and Notices of Meetings 2009

Unilever PLC Notice of Meeting of Ordinary Shareholders
Notice is hereby given that a meeting of holders of Ordinary Shares in the capital of Unilever PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Wednesday 13 May 2009 (or, if later, as soon thereafter as the Annual General Meeting of Unilever PLC to be held at the same place at 11.00am on Wednesday 13 May 2009 shall have been concluded or adjourned) to transact the following business.
To consider and, if thought fit, to pass the following as an Ordinary Resolution:
THAT the Directors be authorised to agree to modify the Agreement dated 28 June, 1946 (as amended by Supplemental Agreements dated 20 July, 1951, 21 December, 1981 and 15 May, 2006) with Unilever N.V. of the Netherlands known as the Equalisation Agreement by replacing the definition of relevant rate of exchange with the following definition:
“RELEVANT RATE OF EXCHANGE” shall mean the rate of exchange as determined by the Dutch Company and the English Company in such manner as they shall deem appropriate between the currency or currencies in which dividends are to be paid on the Ordinary Share
Capital of the Dutch Company and the currency or currencies in which dividends are to be paid on the Ordinary Share Capital of the English Company on the day which is one day prior to the date on which such dividends are to be declared or resolved to be recommended or if it is not in the opinion of the Dutch Company and the English Company practicable to determine a representative rate of exchange on that day on the next earlier day on which it is in their opinion practicable to determine a representative rate of exchange.
and to make certain other minor consequential modifications as reflected in the form of Equalisation Agreement Amendment Agreement produced to the meeting and for the purposes of identification signed by the Chairman thereof (subject to any non-material changes as may be approved by the Director(s) executing the Equalisation Agreement Amendment Agreement).
By order of the Board

S H M A Dumoulin
Secretary	26 March 2009

Explanatory Notes to Notice of Meeting of Ordinary Shareholders
Formalities of the Meeting
The formalities of the Meeting of Ordinary Shareholders are the same as for the AGM. Shareholders should refer to the Explanatory Notes to the Notice of AGM 2009 which accompany this Notice and which apply to the Meeting of Ordinary Shareholders on the basis that references to the Annual General Meeting or AGM in those Explanatory Notes are replaced by references to the Meeting of Ordinary Shareholders. In addition, the deadline for receipt of proxies in relation to the Meeting of Shareholders shall be 12 noon on Monday 11 May 2009 rather than 11.00am on Monday 11 May 2009.
Amendments to Equalisation Agreement
The proposed resolution is to authorise Directors to modify the Equalisation Agreement to facilitate a change in Unilever’s dividend practice. Shareholders should refer to the Explanatory Notes to the Business of the AGM 2009 which accompany this Notice and which, under the heading “Amendments to Equalisation Agreement”, contain a full explanation of the proposed changes to the Equalisation Agreement.
Recommendation
The Board believes that the proposal set out in the Notice of Meeting of Ordinary Shareholders is in the best interests of the Company and shareholders as a whole. Accordingly, the Board unanimously recommend that you vote in favour of the resolution, as they intend to do themselves in respect of their own shares in the Company.

Unilever Chairman’s Letter and Notices of Meetings 2009     10

Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252
F +44 (0)20 7822 5951

Registered in England and Wales
Company Number: 41424
www.unilever.com